JPMORGAN TRUST II
245 Park Avenue
New York, New York 10167

VIA EDGAR	February 25, 2010

Vincent J. Di Stefano
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	JPMorgan Trust II (“Trust”); File Nos. 2-95973; 811-4236

Dear Mr. Di Stefano:

This letter is in response to oral comments we received from you on February 12, 2010 to the Trust’s Post-Effective Amendment No. 113 to the Registration Statement under the Securities Act of 1933, as amended, and Amendment No. 114 to the Registration Statement under the Investment Company Act of 1940, as amended.

Our responses to your comments are set forth below. We will incorporate any changes to the Trust’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective of February 27, 2010.

Fees and Expenses of the Fund

1.	Comment: Please delete the parenthetical “under $1 million” from the Maximum Deferred Sales Charge (Load) line item.

Response: Absent this disclosure in the fee tables, potential investors may not understand that certain purchases of class A shares are subject to a CDSC. We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in a Fund. The “under $1 million” language in the fee table alerts shareholders to an important exception to the general fact that Class A shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders. As a result, we are retaining the “under $ 1 million” in the disclosure.

Annual Fund Operating Expenses Table

2.	Comment: Please delete “Total Other Expenses” from the table.

Response: The revision will be made.

3.	Comment: Please replace “Net Expenses” with “Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements”

Response: The revision will be made

Main Investment Strategies

4.	Comment: Please clarify that a fund’s 80% investment policy is 80% of the fund’s net assets plus any borrowings for investment purposes.

Response: The revision will be made.

5.	Comment: Please explain the Fund’s investments in passive foreign investment companies.

Response: The Fund may invest in locally traded investment companies. These companies may be deemed passive foreign investment companies. A passive foreign investment company is a foreign company whose income is 75% passive or has over 50% of its assets in investments earning interest, dividends, and/or capital gains. Investments in these types of companies are subject to special tax treatment by the IRS. This is noted under “Distributions and Taxes” in the prospectus.

Main Investment Risks

6.	Comment: Derivatives Risk — Please include counterparty default risk. Response: The revision will be made.

7.	Comment: High Portfolio Turnover Risk — Please change “The Fund may engage in active and frequent trading...” to “The Fund will likely engage in active and frequent trading... ..”

Response: The revision will be made.

Past Performance

8.	Comment: Delete “any class of” from the following sentence, “Past performance (before and after taxes) is not necessarily an indication of how any class of the Fund will perform in the future.”

Response: The revision will be made.

We hereby acknowledge on behalf of the Trust that:

- the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings;

- Comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

- the Trust may not assert Staff Comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of Comment letters and Responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s Comments. Should members of the Staff have any questions or Comments concerning this letter, please call the undersigned at (212) 648-2085.

Sincerely,

/s/ John T. Fitzgerald
John T. Fitzgerald
Assistant Secretary